LETTER OF INTENT

YATERRA VENTURES CORP.

January 10, 2011

nanoCrypt AG
Buchsweg 45
73547 Lorch
Germany

Dear Sirs:

Re:	Business Combination between Yaterra Ventures Corp. (“Yaterra”) and nanoCrypt AG (“nanoCrypt”)

This will confirm our intention with respect to a business combination of Yaterra and nanoCrypt.

1.	nanoCrypt has represented to Yaterra as follows:

	a)	nanoCrypt is a corporation incorporated under German law and is in good standing with respect to the filing of its annual lists.

	b)	No person holds any option, warrant or other security capable of being exercised or converted to acquire any shares of nanoCrypt.

c)

The financial statements for the years ended December 31, 2009 and 2008, as set out under Schedule “A”, represent fairly the assets, liabilities and results of operations of nanoCrypt as of the dates thereof on a basis consistent with prior periods. There has been no material change in the assets and liabilities or financial position of nanoCrypt since the date thereof.

	d)	Except as set out on Schedule “B”, nanoCrypt does not have any employment, consulting or management contracts that cannot be terminated on 60 days notice.

	e)	nanoCrypt is in the business of providing mobile ticketing and coupon services (the “Business”).

	f)	nanoCrypt is the owner of a patented technology for the Business (the “Technology”) and is the owner of the patents set out in Schedule “C”.

	g)	nanoCrypt has developed a ticketing system called nanoTicket which is covered by the Patents.

	h)	nanoCrypt owns the registered trademark “nanoTicket”.

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i)	nanoCrypt owns the Patents, the nanoTicket trademark and the Technology (collectively the “Intellectual Property”) free of any liens, charges or encumbrances.

j)	There is no material litigation by or against nanoCrypt or affecting the Intellectual Property.

2.	Yaterra has represented to nanoCrypt as follows:

	a)	Yaterra is a corporation incorporated under the laws of the State of Nevada and is in good standing with respect to the filing of its annual lists.

b)

Yaterra’s most recent filing on Form 10-K with the United States Securities and Exchange Commission for the fiscal year ended August 31, 2010 accurately sets out the assets, liabilities, financial position and business of Yaterra as of the dates thereof and there has been no material change since the most recent Form 10-K filing.

3.

The parties agree to enter into a business combination such that on completion of the business combination, NanoCrypt or its shareholders will hold 60% of the resulting entity and Yaterra’s shareholders will hold 40% of the resulting entity. The exact form of the business combination will be determined by the parties based on advice from their respective legal and tax advisors.

4.	Concurrent with completion of the business combination, the current directors and officers of Yaterra will resign and be replaced by directors and officers nominated by nanoCrypt.

5.	Closing of the business combination will be subject to:

(a)

Yaterra settling all its outstanding indebtedness other than professional fees incurred in connection with Closing. To the extent that Yaterra issues common shares to settle indebtedness or to raise funds to pay indebtedness, the shares to be issued to nanoCrypt will be increased so that nanoCrypt will hold 60% of the outstanding common shares following Closing.

(b) nanoCrypt obtaining the approval of the shareholders who hold a minimum of 75% of the voting shares.

6.	Within 90 days of Closing of the business combination, Yaterra will provide funding to nanoCrypt in the amount of USD$300,000, of which USD $100,000 has been received by nanoCrypt.

7.	The parties shall use reasonable commercial efforts to prepare and execute formal documents for the business combination within 60 days of the date of this letter of intent.

8.

During the 60 day period described in Paragraph 7 above (the “Due Diligence Period”), each of nanoCrypt and Yaterra shall make available to each other’s respective representatives all documents and information reasonably necessary for the completion of their due diligence, including instructing their respective employees and accountants to provide such information upon request, subject to the requesting party entering into reasonable non-disclosure agreements protecting the confidential information of the disclosing party.

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9.

nanoCrypt agrees that during the Due Diligence Period, they will not agree, negotiate or discuss with any other party a sale of shares of nanoCrypt or business combination of nanoCrypt other than the business combination contemplated by this letter of intent.

10.

Except for Paragraphs 7, 8 and 9, the provisions of this letter are not intended to be a binding agreement and the parties shall not be obligated to complete any business combination unless and until execution of the formal documentation contemplated by Paragraph 7.

If the foregoing is in accordance with your understanding, please sign where indicated below.

Yours truly,

YATERRA VENTURES CORP.

By:    /s/ Jarrett F. Bousquet
           Jarrett F. Bousquet, President

Agreed and accepted as of the 15th day of January, 2011.

nanoCrypt AG.

By: /s/ Martin Pick
       Martin Pick, CEO

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SCHEDULE “A”

FINANCIAL STATEMENTS OF NANOCRYPT AG

NANOCRYPT AG

AUDIT REPORT OF INDEPENDENT ACCOUNTANTS
AND
FINANCIAL STATEMENTS

December 31, 2009 and 2008

nanoCrypt AG
Table of Contents

Page
Audit Report of Independent Accountants	1
Balance Sheets – December 31, 2009 and 2008	2
Statements of Operations for the years ended December 31, 2009 and 2008 Statements of Stockholder’s Equity (Deficit) for the years ended December 31, 2009 and 2008	3
Statements of Stockholders' Equity (Deficit)	4
Statements of Cash Flows for the years ended December 31, 2009 and 2008	5
Notes to Financial Statements	6

SADLER, GIBB & ASSOCIATES, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
nanoCrypt AG

We have audited the accompanying balance sheets of nanoCrypt AG as of December 31, 2009 and 2008, and the related statements of operations, stockholders’ equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of nanoCrypt AG as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company had net losses of $388,076 and $701,770 for the years ended December 31, 2009 and 2008, respectively and accumulated deficits of $1,116,688 and $728,612 as of December 31, 2009 and 2008, respectively which raises substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

SADLER, GIBB AND ASSOCIATES, LLC

Salt Lake City, UT
October 15, 2010

nanoCrypt AG
Balance Sheets

ASSETS

	December 31,
	2009	2008
CURRENT ASSETS
Cash	$-	$181,134
Accounts receivable, net	47,583	55,372
Prepaid expenses	4,357	4,946
Other current assets	23,425	20,870
Total Current Assets	75,365	262,322
PROPERTY AND EQUIPMENT, Net	31,352	36,114
TOTAL ASSETS	$106,717	$298,436

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES
Accounts payable	$38,085	$19,547
Bank overdraft	5,938	-
Accrued personnel costs	73,699	55,027
Other accrued expenses	9,380	2,252
VAT payable, net	31,515	28,658
Total Current Liabilities	158,617	105,484
TOTAL LIABILITIES	158,617	105,484
STOCKHOLDERS' EQUITY (DEFICIT)
Common stock, no par value; 1,000,000 shares authorized, 178,561 and 174,561 shares issued and outstanding, respectively	1,103,427	967,467
Accumulated other comprehensive income	(38,639)	(45,903)
Accumulated deficit	(1,116,688)	(728,612)
Total Stockholders' Equity (Deficit)	(51,900)	192,952
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$106,717	$298,436

The accompanying notes are an integral part of these financial statements.

nanoCrypt AG
Statements of Operations

	For the Years Ended
	December 31,
	2009	2008
REVENUES	$570,783	$457,129
OPERATING EXPENSES
General and administrative	271,267	309,301
Depreciation and amortization	15,379	21,211
Bad debt expense	38,487	5,273
Development costs	113,442	-
Advertising	560	38,796
Contract labor expenses	147,081	391,365
Salaries and wages	376,880	395,726
Total Operating Expenses	963,096	1,161,672
OPERATING LOSS	(392,313)	(704,543)
OTHER INCOME (EXPENSE)
Interest income	-	2,302
Interest expense	(729)	-
Other expenses	-	(4,727)
Other income	4,966	5,198
Total Other Income (Expense)	4,237	2,773
LOSS BEFORE INCOME TAXES	(388,076)	(701,770)
PROVISION FOR INCOME TAXES	-	-
NET LOSS	$(388,076)	$(701,770)
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	7,264	(45,903)
TOTAL COMPREHENSIVE LOSS	$(380,812)	$(747,673)
BASIC AND DILUTED LOSS PER SHARE	$(2.18)	$(4.81)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	177,651	146,004

The accompanying notes are an integral part of these financial statements.

nanoCrypt AG
Statements of Stockholders’ Equity (Deficit)

			Accumulated
			Other
	Common Stock		Comprehensive	Accumulated
	Shares	Amount	Income	Deficit	Total
Balance, December 31, 2007	101,000	$139,761	$-	$(26,842)	$112,919
Common stock issued for cash at $9.16 per share	71,500	723,762	-	-	723,762
Common stock issued for cash at $52.85 per share	2,061	103,944	-	-	103,944
Currency translation adjustment	-	-	(45,903)	-	(45,903)
Net loss for the year ended December 31, 2008	-	-	-	(701,770)	(701,770)
Balance, December 31, 2008	174,561	967,467	(45,903)	(728,612)	192,952
Common stock issued for cash at $39.45 per share	4,000	135,960	-	-	135,960
Currency translation adjustment	-	-	7,264	-	7,264
Net loss for the year ended December 31, 2009	-	-	-	(388,076)	(388,076)
Balance, December 31, 2009	178,561	$1,103,427	$(38,639)	$(1,116,688)	$(51,900)

The accompanying notes are an integral part of these financial statements.

nanoCrypt AG
Statements of Cash Flows

	For the Years Ended
	December 31,
	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$(388,076)	$(701,770)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	15,379	21,337
Bad debt expense	38,487	5,273
Changes in operating assets and liabilities
Accounts receivable	(29,877)	39,230
Prepaid expenses	664	(5,055)
VAT receivable/payable	2,377	13,720
Other receivables	-	9,537
Other current assets	(2,202)	(21,331)
Accounts payable	18,079	11,328
Accrued personnel costs	17,646	56,243
Accrued expenses	7,035	2,302

Net Cash Used in Operating Activities	(320,488)	(569,186)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of fixed assets	(10,078)	(53,088)

Net Cash Used in Investing Activities	(10,078)	(53,088)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from bank overdraft	5,938	-
Common stock issued for cash	135,960	827,706

Net Cash Provided by Financing Activities	141,898	827,706

EFFECT OF EXCHANGE RATES	7,534	(59,601)

NET INCREASE (DECREASE) IN CASH	(181,134)	145,831

CASH AT BEGINNING OF YEAR	181,134	35,303

CASH AT END OF YEAR	$-	$181,134

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

CASH PAID FOR:

Interest	$729	$-
Income Taxes	$-	$-

The accompanying notes are an integral part of these financial statements.

nanoCrypt AG
Notes to the Financial Statements
December 31, 2009 and 2008

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

     NanoCrypt AG (“the Company”) was incorporated in Germany on October 31, 2007, for purposes of engaging in the development of an integrated mobile ticketing and coupon platform. This platform is referred to as the “nanoTicket” system, allows end-users to purchase event tickets and merchandise via mobile devices, and allows event organizers a streamlined method of monitoring and tracking patrons.

Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of 999the financial statements and the reported amounts of revenues and expenses during the respective reporting period. Actual results could differ from those estimates. Significant estimates made by management are, among others, the realization of receivables and long-lived assets, and valuation allowance on deferred tax assets.

Foreign Currency Translation

     Assets and liabilities of the Company's operations are translated from its functional currency of the Euro into its reporting currency of the U.S. dollar at period-end exchange rates. Net exchange gains or losses resulting from such translation are excluded from net loss but are included in comprehensive income (loss) and accumulated in a separate component of stockholders' equity. Income and expenses are translated at the average exchange rate for the period. Equity transactions are translated at historical rates.

Cash and Cash Equivalents

     The Company maintains its cash in uninsured bank accounts in Germany. Cash and cash equivalents include time deposits for which the Company has no requirements for compensating balances. The Company has not experienced any losses in its uninsured bank accounts. The Company had $-0- and $181,134 of cash and cash equivalents outstanding as of December 31, 2009 and 2008. The Company had a bank overdraft of $5,938 as of December 31, 2009.

Property and Equipment

     Property and equipment are recorded at cost and are depreciated or amortized using the straight-line method over the expected useful lives, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful lives of the assets or the related lease terms. Depreciation expense for the years ended December 31, 2009 and 2008 was $15,379 and $21,211, respectively. Expenditures for normal maintenance and routine repairs are charged to expense, and significant improvements are capitalized. The cost and related accumulated depreciation of assets are removed from the accounts upon retirement or other disposition; any resulting gain or loss is reflected in the statement of operations.

nanoCrypt AG
Notes to the Financial Statements
December 31, 2009 and 2008

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

     The Company recognizes two primary sources of revenue: I.T. consulting, and event ticketing. With respect to I.T. projects, the Company recognizes revenue when the services are completed, the customer is invoiced, and collection is reasonably assured. With respect to event ticketing projects, the Company collects cash from ticket sales in advance of the event and earns an advanced booking fee as a percentage of cash receipts. The Company does not record revenues until the event is completed and ticketing obligations are satisfied.

Income Taxes

     The Company accounts for income taxes in accordance with ASC 740. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for certain deferred tax assets when it is more likely than not that such tax assets will not be realized through future operations.

Basic and Diluted Earnings (Loss) Per Common Share

     Basic earnings (loss) per common share is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period of computation. Diluted earnings (loss) per share gives effect to all potential dilutive common shares outstanding during the period of compensation. The computation of diluted earnings (loss) per share does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings. As of December 31, 2009 and 2008, the Company had no potentially dilutive securities that would affect the loss per share if they were to be dilutive.

Comprehensive Income (Loss)

     Total comprehensive income (loss) represents the net change in stockholders' equity during a period from sources other than transactions with stockholders and as such, includes net earnings (loss). For the Company, the components of other comprehensive income (loss) are the changes in the cumulative foreign currency translation adjustments and are recorded as components of stockholders' equity.

Accounts Receivable

     The Company periodically reviews its trade receivables for potential collectability issues. The Company has implemented the policy to periodically create an allowance for bad debts for those trade receivables older than 120 days outstanding. For the years ended December 31, 2009 and 2008, the Company recognized bad debt expense in the amounts of $38,487 and $5,273, respectively. The Company’s accounts receivable are net of an allowance for doubtful accounts of $10,742 and $10,571 as of December 31, 2009 and 2008, respectively.

nanoCrypt AG
Notes to the Financial Statements
December 31, 2009 and 2008

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncements

     During the year ended December 31, 2009, the Company adopted the following accounting pronouncements: In May 2009, the FASB issued FAS 165, “Subsequent Events”. This pronouncement establishes standards for accounting for and disclosing subsequent events (events which occur after the balance sheet date but before financial statements are issued or are available to be issued). FAS 165 requires and entity to disclose the date subsequent events were evaluated and whether that evaluation took place on the date financial statements were issued or were available to be issued. It is effective for interim and annual periods ending after June 15, 2009. The adoption of FAS 165 did not have a material impact on the Company’s financial condition or results of operation.

     In June 2009, the FASB issued FAS 166, “Accounting for Transfers of Financial Assets” an amendment of FAS 140. FAS 140 is intended to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets: the effects of a transfer on its financial position, financial performance , and cash flows: and a transferor’s continuing involvement, if any, in transferred financial assets. This statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. The Company does not expect the adoption of FAS 166 to have an impact on the Company’s results of operations, financial condition or cash flows.

     In June 2009, the FASB issued FAS 167, “Amendments to FASB Interpretation No. 46(R) ”. FAS 167 is intended to (1) address the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, as a result of the elimination of the qualifying special-purpose entity concept in FAS 166, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provided timely and useful information about an enterprise’s involvement in a variable interest entity. This statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. The Company does not expect the adoption of FAS 167 to have an impact on the Company’s results of operations, financial condition or cash flows.

     In June 2009, the FASB issued FAS 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”. FAS 168 will become the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009.The Company does not expect the adoption of FAS 168 to have an impact on the Company’s results of operations, financial condition or cash flows.

nanoCrypt AG
Notes to the Financial Statements
December 31, 2009 and 2008

NOTE 2 - GOING CONCERN

     The Company incurred net losses applicable to common stockholders of $388,076 and $701,770 during the years ended December 31, 2009 and 2008, respectively, and accumulated deficits of $1,116,688 and $728,612 as of December 31, 2009 and 2008, respectively. These and other conditions raise substantial doubt about the Company's ability to continue as a going concern. The Company expects to continue to incur significant capital expenses in pursuing its business while obtaining additional financing through stock offerings or other feasible financing alternatives. In order for the Company to continue its operations at its existing levels, the Company will require significant additional funds over the next twelve months.

     Therefore, management’s plan contemplates that the Company will be dependent on funds raised through equity or debt offerings. Additional financing may not be available on terms favorable to the Company, or at all. If these funds are not available the Company may not be able to execute its business plan or take advantage of business opportunities. The ability of the Company to obtain such additional financing and to achieve its operating goals is uncertain. In the event that the Company does not obtain additional capital or is not able to increase cash flow through the increase of sales, there is a substantial doubt of its being able to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2009 and 2008:

	December 31, .
	2009 .	2008 .

Computer equipment	$46,336	$35,936
Software	6,317	6,217
Furniture and fixtures	2,778	2,734
Total property and equipment	55,431	44,887

Less accumulated depreciation and amortization	(24,079)	(8,773)

Total property and equipment, net	$31,352	$36,114

NOTE 4 - STOCKHOLDERS' EQUITY

Common Stock

     The Company is authorized to issue 1,000,000 shares of no par value common stock. The holders of the Company's common stock are entitled to one vote for each share held of record on all matters to be voted on by those stockholders.

     During the year ended December 31, 2009 the Company issued 4,000 shares of common stock to an unrelated third party in exchange for cash at $39.45 per share, yielding total cash proceeds of $135,960.

nanoCrypt AG
Notes to the Financial Statements
December 31, 2009 and 2008

NOTE 4 - STOCKHOLDERS' EQUITY (Continued)

Common Stock

     During the year ended December 31, 2008, the Company issued 2,061 shares of common stock for cash at $52.85 per share, yielding total cash proceeds of $103,944. Additionally, the Company issued 71,500 shares of common stock for cash at $9.16 per share, yielding total cash proceeds of $723,762.

NOTE 5 - INCOME TAX PROVISION

     The Company is subject to income taxes under the laws of Germany. The provision for income taxes differs from the amounts which would be provided by applying the statutory German federal income tax rate of 30% to the net loss before provision for income taxes for the following reasons:

	December 31,		December 31,
	2009		2008
Income tax expense at statutory rate	$(116,423)	$	(210,531)
Valuation allowance	116,423		210,531

Income tax expense per books	$-		$-

Net deferred tax assets consist of the following components as of:

	June 30,	June 30,
	2010	2009
NOL Carryover	$335,007	$218,584
Valuation allowance	(335,007)	(218,584)

Net deferred tax asset	$-	$-

     As of December 31, 2009, the Company had net operating loss carryforwards of approximately $1,104,000. No tax benefit has been reported in the December 31, 2009 and 2008 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

     Due to the change in ownership provisions of the Tax Laws of Germany, net operating loss carryforwards for German Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

nanoCrypt AG
Notes to the Financial Statements
December 31, 2009 and 2008

NOTE 6 - BASIC AND DILUTED LOSS PER COMMON SHARE

     The following is a reconciliation of the numerators and denominators of the basic and diluted loss per common share computations for the years ended December 31, 2009 and 2008:

	2009	2008 .
Numerator for basic and diluted loss per common share	$ (388,076)	$ (701,770)

Denominator for basic and diluted loss per common share – weighted average shares	177,651	146,004

Basic and diluted loss per common share	$(2.18)	$(4.81)

NOTE 7 – FOREIGN CURRENCY TRANSLATION

     During the years ended December 31, 2009 and 2008, the Company has transacted the majority of its business activities in Germany, and the transactions have been primarily consummated in the Euro currency. Due to the fact that the Company’s functional currency is the Euro and its reporting currency is the U.S. dollar, the Company must recognize the effects of variations in foreign currency exchange rates as other comprehensive income and losses, pursuant to ASC 830. To calculate this other comprehensive income and loss, the Company utilizes the “current method,” whereby assets and liabilities of the German entity are translated from Euro into U.S. dollars at the exchange rate at the balance sheet date. All equity items, other than retained earnings, are specifically identified where possible and exchange rates on transaction dates are implemented. Profit and loss accounts are translated using an average rate for the period. During the years ended December 31, 2009 and 2008, the Company recognized other comprehensive income (loss) of $7,264 and $(45,903), respectively, resulting in total accumulated other comprehensive income of $(38,639) as of December 31, 2009. Such other comprehensive income (loss) had no effect on liquidity.

NOTE 8 - SUBSEQUENT EVENTS

     In accordance with ASC 855-10 Company management reviewed all material events through the date of this report and there are no additional subsequent events to report.

SCHEDULE “B”

EMPLOYMENT, CONSULTING OR MANAGEMENT CONTRACTS

Contracts that cannot be terminated within 60 days:

Executive Board:
- Andreas Fendl
- Martin Pick
- Prof. Dr. Michael Stephan

All other employment or consulting contracts can be terminated within 60 days.

SCHEDULE “C”

PATENTS

Patent Number: DE 20 2006 016 358 U1 2008.03.27